UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Oatly Group AB

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 21, 2022, Oatly Group AB (the “Company”) announced executive leadership changes, including the appointment of Jean-Christophe Flatin as its Global President and Daniel Ordonez as its Chief Operating Officer. Peter Bergh, the Company’s current Chief Operating Officer, has been named Chief Strategy Officer. All of these changes are effective June 1, 2022.

Exhibit No.	Description

99.1	Press Release of Oatly Group AB, dated April 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: April 21, 2022	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer

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